SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

INTERNET GOLD-GOLDEN LINES LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

INTERNET GOLD-GOLDEN LINES LTD.

The following exhibit is attached:

99.1
Form of the Immediate Report of Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), a controlled subsidiary of B Communications Ltd., the Registrant’s controlled subsidiary, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to a Class Action Against Bezeq, dated September 12, 2012.

99.2
Form of the Immediate Report of Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), a controlled subsidiary of B Communications Ltd., the Registrant’s controlled subsidiary, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to the Tel Aviv District Court’s approval of the withdrawal of a claim and motion to certify the claim as a class action, which was filed against Bezeq’s subsidiary, Pelephone Communications Ltd. in June 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Gold-Golden Lines Ltd.
(Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: September 12, 2012

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1
Form of the Immediate Report of Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), a controlled subsidiary of B Communications Ltd., the Registrant’s controlled subsidiary, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to a Class Action against Bezeq, dated September 12, 2012.

99.2
Form of the Immediate Report of Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), a controlled subsidiary of B Communications Ltd., the Registrant’s controlled subsidiary, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to the Tel Aviv District Court’s approval of the withdrawal of a claim and motion to certify the claim as a class action, which was filed against Bezeq’s subsidiary, Pelephone Communications Ltd. in June 2012.